SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F____              Form 40-F X
                                          -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______                  No       X
                                         -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CP SHIPS LIMITED
                                       ----------------
                                       (Registrant)

Date:  23 November 2004
                                       By:  /s/ ELLIOT HILL
                                            -----------------------------
                                             Name: Elliot Hill
                                             Title:   Acting Secretary


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



                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                               Page
----------------------                                               ----

10.1      Press Release of CP Ships Limited "CP SHIPS                 4
          REACTIVATES REGISTRATION STATEMENT FOR RESALE
          OF ITS 4% CONVERTIBLE SENIOR SUBORDINATED NOTES
          DUE 2024, dated 23 November 2004


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



                                                                  Exhibit 10.1

           CP SHIPS REACTIVATES REGISTRATION STATEMENT FOR RESALE OF
             ITS 4% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024


GATWICK, UK (23th November 2004) - CP Ships Limited today announced reactivation of its registration statement for resale of its 4% convertible senior subordinated notes due 2024, originally issued on 24th February 2004.

The registration statement was declared effective by the US Securities and Exchange Commission on 26th April 2004. However, following CP Ships' 11th May 2004 announcement of the restatement of 2003 financial results, use of the registration statement was suspended pending the filing of restated results.

Subsequently, the interest rate payable on the notes increased to 4.25% on 25th June 2004 and to 4.5% on 23rd September 2004. With reactivation of the registration statement, the interest rate has reverted to 4%.

The shelf prospectus, forming a part of the registration statement, has been revised to reflect the May restatement and a subsequent restatement announced in August and is available on the CP Ships website, www.cpships.com.

                                    -ends-

Forward-Looking Statements: Except for historical information, the statements made in this press release constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.


About CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines

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


and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000 teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660





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